UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

CNinsure Inc.

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

G2352K 108**

(CUSIP Number)

Zhenyu Wang

CDH Inservice Limited

1503 International Commerce Center,

1 Austin Road West,

Kowloon, Hong Kong

+852-3518-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 12, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
**	This CUSIP applies to the American Depositary Shares, evidenced by American Depositary Receipts, each representing 20 ordinary shares. No CUSIP has been assigned to the ordinary shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. G2352K 108	Page 2 of 9

1	Names of reporting persons CDH Inservice Limited
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 0
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0%
14	Type of reporting person (see instructions) CO

SCHEDULE 13D

CUSIP No. G2352K 108	Page 3 of 9

1	Names of reporting persons CDH China Growth Capital Fund II, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 0
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0%
14	Type of reporting person (see instructions) PN

SCHEDULE 13D

CUSIP No. G2352K 108	Page 4 of 9

1	Names of reporting persons CDH China Growth Capital Holdings Company Limited
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 0
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0%
14	Type of reporting person (see instructions) CO

SCHEDULE 13D

CUSIP No. G2352K 108	Page 5 of 9

1	Names of reporting persons China Diamond Holdings III Limited
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 0
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0%
14	Type of reporting person (see instructions) CO

SCHEDULE 13D

CUSIP No. G2352K 108	Page 6 of 9

1	Names of reporting persons China Diamond Holdings Company Limited
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 0
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0%
14	Type of reporting person (see instructions) CO

SCHEDULE 13D

CUSIP No. G2352K 108	Page 7 of 9

This Amendment No. 8 on Schedule 13D/A (this “Amendment No. 8”) amends that certain Schedule 13D previously filed with the Securities and Exchange Commission on May 16, 2011, as amended on September 15, 2011, October 4, 2011, October 25, 2011, November 4, 2011, November 21, 2011, November 25, 2011 and January 14, 2015 (the “Schedule 13D”), relating to ordinary shares, US$0.001 par value per share ( “Ordinary Shares”), represented by American Depositary Shares (“ADSs”), of CNinsure Inc., a Cayman Islands exempted company with limited liability (the “Issuer”).

This Amendment No. 8 is being filed jointly on behalf of CDH Inservice Limited (“CDH Inservice”), CDH China Growth Capital Fund II, L.P., CDH China Growth Capital Holdings Company Limited, China Diamond Holdings III Limited and China Diamond Holdings Company Limited (each a “Reporting Person”).

Unless otherwise stated in this Amendment No. 8, the Schedule 13D remains in full force and effect. Capitalized terms used therein and not defined herein have the meanings ascribed thereto in the Schedule 13D.

Item 2. Identity and Background

Item 2 is hereby amended and supplemented by adding the following at the end thereof:

As described in Item 4 below, CDH Inservice has entered into an amendment No. 1 to share purchase and sale agreement (the “Amendment No. 1”) with Kingsford Resources Limited (“Kingsford”), a company organized under the laws of British Virgin Islands and beneficially owned by Qiuping Lai, Chunlin Wang and Peng Ge, to amend certain terms of a share purchase and sale agreement (the “Share Purchase Agreement”) entered into between CDH Inservice and Kingsford on January 4, 2015. Pursuant to the Amendment No. 1, CDH Inservice agreed to deliver to Kingsford 3,865,574 ADSs or its equivalent in Ordinary Shares on or prior to August 15, 2015 and Kingsford agreed to pay to CDH Inservice the consideration in two instalments, with second installment payment to be made no later than December 20, 2016. The information set forth in Items 4 and 6 below is hereby incorporated by reference into this Item 2.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and supplemented by adding the following at the end thereof:

The information set forth in Items 2 and 4 below is hereby incorporated by reference into this Item 3.

Item 4. Purpose of the Transaction

Item 4 is hereby amended and supplemented by adding the following at the end thereof:

On August 12, 2015, CDH Inservice entered into the Amendment No. 1 with Kingsford. A copy of the Amendment No. 1 is filed hereto as Exhibit 8 and is incorporated herein by reference. Pursuant to the Amendment No. 1, CDH Inservice agreed to deliver to Kingsford 3,865,574 ADSs or its equivalent in Ordinary Shares on or prior to August 15, 2015, and Kingsford agreed to pay 25% of the aggregate consideration of US$54,118,043 (the “Total Purchase Price”) on or prior to June 30, 2016, and the remaining 25% of the Total Purchase Price on or prior to December 20, 2016 (“Transaction Part Two”). Pursuant to the Amendment No. 1, CDH Inservice delivered 77,311,480 Ordinary Shares to Kingsford on August 13, 2015. Between August 15, 2015 and September 15, 2015, CDH Inservice can choose to cancel Transaction Part Two during a payment default.

The foregoing summary is qualified in its entirety by the terms of the Share Purchase Agreement previously filed and the Amendment No. 1 filed herewith.

SCHEDULE 13D

CUSIP No. G2352K 108	Page 8 of 9

Item 5. Interest in Securities of the Issuer

The first sentence of Item 5(a) and (b) is hereby amended and restated as follows:

(a) and (b) CDH Inservice delivered 77,311,480 Ordinary Shares to Kingsford on August 13, 2015. Upon registration of the 77,311,480 Ordinary Shares under the name of Kingsford, Kingsford will become the record owner of such Ordinary Shares of the Issuer.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented by adding the following at the end thereof:

The information set forth in Item 4 above is hereby incorporated by reference into this Item 6.

Item 7. Material to Be Filed as Exhibits.

Exhibit Index

Exhibit 1	Joint Filing Agreement as required by Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended (previously filed).

Exhibit 7	Share Purchase and Sale Agreement, dated January 4, 2015, between Kingsford Resources Limited and CDH Inservice Limited (previously filed).

Exhibit 8	Amendment No. 1 to Share Purchase and Sale Agreement, dated August 12, 2015, between between Kingsford Resources Limited and CDH Inservice Limited (filed herewith).

SCHEDULE 13D

CUSIP No. G2352K 108	Page 9 of 9

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: August 19, 2015

CDH Inservice Limited

By:	/s/ Lew Kiang Hua
	Name:	Lew Kiang Hua
	Title:	Director

CDH China Growth Capital Fund II, L.P.

By:	CDH China Growth Capital Holdings Company Limited, its General Partner

By:	/s/ Shangzhi Wu
	Name:	Shangzhi Wu
	Title:	Director

CDH China Growth Capital Holdings Company Limited

By:	/s/ Shangzhi Wu
	Name:	Shangzhi Wu
	Title:	Director

China Diamond Holdings III Limited

By:	/s/ Shangzhi Wu
	Name:	Shangzhi Wu
	Title:	Director

China Diamond Holdings Company Limited

By:	/s/ Shangzhi Wu
	Name:	Shangzhi Wu
	Title:	Director